

March 16, 2012

Via E-Mail
Mr. Thomas J. Nimbley
Chief Executive Officer
PBF Energy Inc.
One Sylvan Way
Parsippany, New Jersey 07054

  Re: PBF Energy Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed February 22, 2012
    File No. 333-177933

Dear Mr. Nimbley:

  We have reviewed your amendment and your letter dated February 22, 2012, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. As you prepare to file your next amendment following your 2011 audit, we remind you to comply with comments 2, 3, 26, 27, 28, and 29 from our letter to you dated December 9, 2011.

2. We will issue by separate letter any comments related to the revised confidential treatment request you submitted.

Risk Factors, page 15

Anti-takeover provisions in our certificate of incorporation and bylaws, page 35

3.   Please expand this risk factor to identify provisions in your certificate of incorporation
        and bylaws that limit stockholder rights. Include in the list the provisions restricting the
        ability of your stockholders to call special meetings, and disclose the thresholds required
        to amend your certificate of incorporation and bylaws and to remove a director. We may
        have further comments once you file Exhibits 3.1 and 3.2.

Executive Compensation, page 111

4.   Please explain why blanks remain in the 'total' column in your Summary Compensation
        Table, or revise it to supply the omitted information.

Description of Capital Stock, page 137

Choice of Forum, page 141

5.   Several lawsuits are currently challenging the validity of choice of forum provisions in
        certificates of incorporation. Please disclose that although you have included a choice of
        forum clause in your certificate of incorporation, it is possible that a court could rule that
        the provision is inapplicable or unenforceable.

Exhibits

6.   Please file the documentation relating to your 8.25% senior secured notes due 2020 that
        Items 601(b)(4)(ii) and 601(b)(4)(iii) of Regulation S-K would require.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the
       filing effective, it does not foreclose the Commission from taking any action with respect
       to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Fay (Staff Accountant) at (202) 551-3812 or Karl Hiller (Branch Chief) at (202) 551-3686, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter (Staff Attorney) at (202) 551-3317 or, in her absence, Timothy S. Levenberg (Special Counsel) at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director